SUPPL



DENTONIA RESOURCES LTD

TSX-V : DTA

Suite #880 – 609 Granville Street, P.O. Box 10321 Pacific Centre,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

September 12, 2006

File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549


06017165


SEC MAIL PROCESSING SECTION
RECEIVED
SEP 19 2006
WASH., D.C.
203

Dear Sirs/Mesdames:

Re: News Release dated September 12, 2006

Enclosed is a copy of our News Release dated September 12, 2006 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

PROCESSED
OCT 04 2006
THOMSON
FINANCIAL

Adolf A. Petancic
President

Enclosure



DENTONIA RESOURCES LTD

TSX-V : DTA

Suite #880 – 609 Granville Street, P.O. Box 10321 Pacific Centre
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

September 12, 2006 For Immediate Release

DRILLING TO COMMENCE AT THOMLINSON CREEK MOLYBDENUM PROSPECT, NEAR HAZELTON, CENTRAL B.C.

Preliminary work at the Thomlinson Creek project, consisting of line cutting, soil and sill sampling and drill sites preparation, at an estimated cost of $90,000, has been completed.

A drill contract with Driftwood Drilling of Smithers has been signed and a deposit made, and drilling of a 5 hole, or 1,500m program, is to commence in the week of September 24, 2006.

Geological Description of the Project

The Thomlinson Creek prospect was described by Don MacIntyre, Ph.D., P. Eng., independent consultant and project manager, as follows:

> "Although there is some mineralization in outcrop, much of the area is covered by transported overburden. One grab sample from a float boulder measuring approximately 1 x 1.5 metres returned an assay of 0.89% Cu, 0.04% Mo and 60 ppb Au. The mineralization is associated with an exceptionally strong soil geochemical anomaly which extends over a length of 5 kilometres, with values up to 10,200 ppm Cu and 600 ppm Mo. The Noranda drilling in 1980 unfortunately did not explain the strong soil geochemical results. One hole (TC81-6) located on a relatively weak portion on the western end of the soil geochemical anomaly returned 0.1% Cu and 0.03% Mo across 72 metres. The mineralization was at the bottom of this hole, where a 6 metres section returned 0.17% Cu and 0.236% Mo (or 0.39 MoS_2)."

Location, Access and Interest

The Thomlinson Creek project is located in Central British Columbia, 42km north-northeast of Hazelton, within a belt of molybdenum mines and deposits including the Endako Mine, Blue Pearl's Davidson deposit and the Thomlinson Mountain deposit.

Trans-provincial highway 16 and the Canadian National Railway pass through Hazelton. Recent logging roads provide easy access to the Thomlinson Creek property.

Dentonia has the right to earn 100% interest in the project.

Has Molybdenum or Moly arrived as the Metal for the 21st Century

Please see attached article, National Post, Thursday, August 17, 2006 and also refer to Stockwatch website, under symbol "SNC" for additional news releases, in particular the news release of August 17, 2006 titled "Post says SNC plans coal conversion plant in Wyoming."

The construction of a US$1 billion coal to liquid fuel project, at Medicine Bow, Wyoming, may be the beginning of a wide spread industrial use of Moly as a catalyst in such conversion processes. Currently, only about 8% of molybdenum is used as such catalyst.

To further illustrate the emerging interest in molybdenum, one should note the acquisition by Blue Pearl Mining Ltd. of Thompson Creek Metal, the operator and 75% interest holder in the Endako Mine and processing facilities, for US$575 million, and a contingent payment of US$125 million, depending on the future price of molybdenum.

Molybdenum is valued for its corrosive-resistance properties and is an important component in high-end steel alloys, pipeline steel, and a catalyst of the conversion of coal and other materials into liquid fuels.

In a report by Ken Reser, September 30, 2005 titled "Molybdenum --- The Big Secret", Ken Reser refers to molybdenum as "the metal for the 21st century". The "Big Secret" is the fact that molybdenum may be used more and more, as a catalyst, currently only 8%, in the liquefaction of coal, oil sands, plastics, and tires. To quote from this report:

> "The other aspect of this trend towards liquefaction is the use of recycled tires and plastics in the process. The plastic alone is estimated comprise approximately 21% by volume of US landfill sites. There is obviously no need to mention the quantities of used tires in the world. The process for the liquefaction involving tires and plastic is called Co-Processing and is achieved by combining feed-stocks of coal with the other two products simultaneously.
>
> Without going into a long scientific and technical overview of the coal liquefaction and the co-processing technologies it is important to realize that the present success and feasibility of coal liquefaction is hinged on the recent perfection of an Iron/Molybdenum catalyst used in the de-sulfurization portion of the process."

Molybdenum Prices

Recent price gyrations of other metals have not affected the price of molybdenum, to date, it appears that the price of molybdenum has stabilized at approximately US$25-$30 per lb. Referring to the Financial Post's Column "Commodities Cash Prices (September 1st, 2006)"; it quotes Molybdenum Ferr. (kg) at US$64, which converts to approximate US$28.16 per lb. This is a spectacular increase in the price of molybdenum from a low of US$2-$3 per lb. in 2002-2003 to a high of US$39 per lb. in 2005 to its current level at US$28.1 per lb.

Proximate Mines and Deposits

The Thomlinson Creek project lies within relative proximity of several producing and past producing mines and molybdenum deposits, such as the currently producing Endako Mine and Blue Pearl's Davidson deposit.

Reference is made to Blue Pearls' News Release of September 5, 2006, which provides the following data.

ENDAKO MINE MINERAL RESERVES

Category	Tonnes (millions)	Grade (% Mo)	Contained Mo (million lb)
Proven (stockpiles)	22.20	0.046	22.70
Probable (open pits)	51.80	0.070	80.40
Proven plus probable	**74.00**	**0.063**	**103.10**

DAVIDSON DEPOSIT MINERAL RESERVES

Category	Tonnes (millions)	Grade (% Mo)	Contained Mo (million lb)
Measured (M)	4.90	0.185	20.00
Indicated (I)	70.60	0.176	273.90
Proven plus probable	**75.50**	**0.177**	**293.90**

From a report for AMH Mining Corporation, the Mount Thomlinson property, located 12km west of Thomlinson Creek prospect, is described as follows:

> "The Mount Thomlinson mineral prospect contains a measured, indicated, and inferred reserve of 40.82 million tonnes grading 0.12% MoS2, (0.072 per cent molybdenum, using a conversion factor of 1.6681)
>
> This reserve estimate was derived from combined drill hole and trenching data obtained by operators of the mineral property over the period of 1963 to 1965."

This deposit was uneconomic, at prices of US$2 - $3 per pound, and other such deposits lay dormant for 20-30 years; but with the current dramatic price increase of molybdenum, these deposits have become viable.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

NATIONAL POST, THURSDAY, AUGUST 17, 2006

ENGINEERING

SNC-Lavalin in project for 'clean' coal

'SYNFUELS' PLANT

BY ROBERT GIBBENS

MONTREAL • **SNC-Lavalin Group Inc.** yesterday teamed up with a major U.S. firm to convert coal into "clean" transportation fuels and help North America reach its goal of energy independence.

SNC-Lavalin, with 40 years of experience in energy from power plants to natural gas and oil-sands processing, joins Houston's **DKRW Energy LLC** in the $1-billion-plus U.S. Medicine Bow coal-to-diesel project in Wyoming.

DKRW, which has a liquefied natural gas terminal in Mexico and 400 megawatts of wind power in Texas, has awarded a contract to two Houston units of SNC-Lavalin to design, engineer and build the Medicine Bow "synfuels" plant near Wyoming's massive deposits of low-sulphur coal.

Planning for Medicine Bow, the first of several similar plants, is already well advanced and the project is financed, said Jim Walters, president of SNC-Lavalin GDS, in Houston. "We're focused solely on executing this pioneer project and SNC-Lavalin is not planning to take an equity role."

North America has almost as much coal as the Mideast has oil and the basic technology for converting coal into liquids has been around for more than 50 years, mostly in Europe and South Africa.

Now coal could be king again in North America, he said, and it's the right time to use it constructively.

"With the technology we've acquired, we can process coal into gasoline, diesel and jet fuel," he said. "Oil is now about US$74 a barrel and may well stay high for a long time. These new plants will be fully economic at US$50 oil — and without government subsidies."

Medicine Bow will take the coal from a new underground mine and, adapting General Electric and Rentech technology, will crush and gasify it with oxygen, water and a catalyst. The carbon dioxide will be removed and sold to oil producers to enhance well recovery. So will the sulphur, which will be solidified and sold to industry.

Construction will start late in 2007 and the plant should come on stream late in 2009 at an initial rate of 11,000 barrels daily of ultra-clean diesel and also other fuels. Output will rise to 40,000 barrels daily later. Electric power will come from turbines driven by the "syngas" and process steam. The output will be pipelined to a regional centre where stabilizers will be added before it heads to market.

"It will look a bit like candle wax when it leaves the plant," said Walters. "We'll be on a learning curve at Medicine Bow and apply the lessons to the other projects later."

CanWest News Services